Exhibit 99.1
PRESS RELEASE

FOR IMMEDIATE RELEASE

August 13, 2007	Contact: Keith Schroeder
Chief Financial Officer and
Interim President and CEO
(918) 825-0616
ORCHIDS PAPER PRODUCTS COMPANY REPORTS FINANCIAL RESULTS FOR SECOND QUARTER AND FIRST SIX MONTHS OF 2007
PRYOR, OKLAHOMA (August 13, 2007) — Orchids Paper Products Company (AMEX:TIS) today reported net sales and EBITDA levels for the second quarter of 2007 of $18.5 million and $2.3 million, respectively, each a new quarterly record.
Net sales of $18.5 million in the second quarter of 2007 represented an increase of 35% over the $13.7 million reported in the prior year quarter. The increase in net sales in the 2007 quarter was due to a 46% increase in total tons shipped, to approximately 12,800 tons, partially offset by a 7% decrease in average selling price. Increased shipments of parent rolls and converted products accounted for the volume increase, while the average price decrease was a function of the increase in parent roll sales. For the first six months of 2007, the Company reported net sales of $35.2 million, an increase of 27% compared to $27.8 million reported for the first six months of 2006. Shipments rose 33% to approximately 24,000 tons in the six-month period of 2007, compared to approximately 18,000 tons in the same period of 2006. The net selling price per ton declined 5% in the first six months of 2007 compared to 2006 primarily due to the effect of increased sales of parent rolls to third parties.
In the second quarter of 2007, earnings before interest, taxes, depreciation and amortization (EBITDA) increased $2.2 million to $2.3 million, compared to $169,000 in the same period of 2006. EBITDA as a percent of net sales increased to 13% in the current year quarter compared to 1% in the prior year quarter. EBITDA increased $2.9 million to $3.8 million in the six months ended June 30, 2007 from $0.9 million in the same period of 2006. EBITDA as a percent of net sales increased to 11% in the current year six-month period compared to 3% in the comparable prior year period. For both the quarter and year-to-date periods, the largest causes for the increase in EBITDA as a percentage of net sales were lower paper costs due to the elimination of purchases of recycled parent rolls and lower internal costs of producing parent rolls.
The Company reported net income of $743,000, or $0.12 per diluted share, in the second quarter of 2007, an increase of $1.0 million compared with a net loss of $293,000, or ($0.05) per diluted share, in the same period of 2006. Net income was $612,000, or $0.10 per diluted share, for the first six months of 2007, an increase of $723,000 compared to the $111,000 loss reported for the first half of 2006.
Gross profit for the second quarter of 2007 was $2.9 million compared to $1.0 million in the prior year quarter. Gross profit as a percentage of net sales more than doubled from 7% in the second quarter of 2006 to 16% in the second quarter of 2007. Gross profit in the first six months of 2007 increased $2.2 million, or 88%, to $4.8 million compared to $2.6 million in the same period in 2006. Gross profit as a percentage of net sales increased from 9% to 14% from the first six months of 2006 to the same period in 2007. The Company benefited in both the quarter and six-month period of 2007 from lower overall cost of paper. As a result of the production of the Company’s new paper machine, which started up in June 2006, recycled parent roll purchases were not required in the first six months of 2007, thereby reducing the Company’s overall paper cost. Internal paper production cost was lower due to the added production and efficiencies from the production of the new paper machine which started operating in June 2006. These cost savings were partly offset by higher raw material prices, electricity rates, converting labor costs and depreciation expense. Prices paid for waste paper increased approximately 37% and 33%, in the second quarter and six-month period of 2007 compared to the same periods in 2006, respectively.
Selling, general and administrative expenses in the second quarter of 2007 totaled $1.4 million, an increase of 7% compared to $1.3 million in the second quarter of 2006. Higher commission expense, due to greater finished converted product sales, and executive search costs accounted for most of the increase. Selling, general and administrative expenses increased $33,000, or 1%, to $2.6 million in the six months ended June 30, 2007 mainly as a result of higher commission expense due to higher sales levels. As a percent of net sales, selling, general and administrative expenses decreased to 7% in the second quarter and first six months of 2007 compared to 9% in the same periods of 2006.
Interest expense increased $465,000 to $708,000 in the second quarter of 2007, compared to $243,000, net of capitalized interest of $511,000 related to the Company’s new paper machine project. Excluding the interest capitalization, interest expenditures decreased $46,000 in the second quarter of 2007 compared to the same period in 2006. Lower interest rate margins under the Company’s new credit facility dated April 9, 2007 accounted for the lower interest expenditures in the 2007 quarter. Interest expense increased to $1,581,000 in the first six months of 2007, compared to $290,000, net of capitalized interest of $992,000 related to the Company’s new paper machine project. Excluding the interest capitalization, interest expenditures increased $299,000 in the first six months of 2007 compared to the same period in 2006. For the six-month period, interest expenditures were higher mainly due to increased average debt levels for the 2007 period resulting from borrowings during 2006 to fund construction of the new paper machine, which was partially offset by lower interest rate margins beginning in April 2007.
Commenting on the second quarter results, Mr. Keith Schroeder, Chief Financial Officer, stated, “We began to realize the expected benefits from our investment in the new paper machine in the second quarter and expect to continue improved performance in the coming quarters. We will continue to seek improvements in the productivity and cost effectiveness of our production facilities as well as to expand our customer base and business with our existing customers.” Mr. Jay Shuster, Chairman of the Board of Directors, commented, “The Company is developing a continuous improvement plan that will provide us the opportunity to take full advantage of our production assets, allow us to improve our cost performance and maximize our sales potential”.
About Orchids Paper Products Company
Orchids Paper Products Company is an integrated manufacturer of tissue paper products serving the private label consumer market. The Company produces a full line of tissue products, including paper towels, bathroom tissue and paper napkins. From its operations in Pryor, Oklahoma, Orchids Paper Products Company uses recycled waste paper to produce finished tissue products which it provides to retail chains throughout the central United States. For more information on the Company and its products, visit the Company’s website at http://www.orchidspaper.com.
This release contains forward-looking statements. These statements relate to, among other things:
•	the Company’s business strategy;

•	the market opportunity for the Company’s products, including expected demand for its products;

•	productivity and cost effectiveness; and

•	any of the Company’s other plans, objectives, expectations and intentions contained in this release that are not historical facts.
These statements relate to future events or future financial performance, and involve known and unknown risks, uncertainties and other factors that may cause its actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements. In some cases, forward-looking statements can be identified by terminology such as “may,” “should,” “could,” “expects,” “plans,” “intends,” “anticipates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of such terms or other comparable terminology. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, it cannot guarantee future results, levels of activity, performance or achievements. These statements are only predictions.
Factors that may cause its actual results to differ materially from its forward-looking statements include, among others: (1) competition in its industry; (2) adverse developments in its relationships with key customers; (3) impairment of ability to meet its obligations and restrictions on future operations due to its substantial debt; (4) availability and price of energy; (5) variable interest rate exposure; (6) the loss of key personnel; (7) disruption in supply or cost of waste paper; (8) labor interruptions; (9) natural disaster or other disruption to its facility; (10) ability to finance the capital requirements of its business; (11) costs to comply with government regulations; and (12) failure to maintain an effective system of internal controls necessary to accurately report its financial results and prevent fraud.
The Company’s actual results may be materially different from what it expects. The Company does not undertake any duty to update these forward-looking statements after the date hereof, even though the Company’s situation may change in the future. All of the forward-looking statements herein are qualified by these cautionary statements.

Orchids Paper Products Company
Selected Financial Data
(in thousands, except net selling price per ton, tonnage, cost per ton and per share data)

	Three Months Ended June 30,			Six Months Ended June 30,
	2007	2006		2007	2006
Net Sales	$18,515	$13,675		$35,152	$27,774
Cost of Sales	15,567	12,669		30,334	25,205

Gross Profit	2,948	1,006		4,818	2,569
Selling, General and Administrative Expenses	1,365	1,281		2,562	2,529

Operating Income (Loss)	1,583	(275)		2,256	40
Interest Expense	708	243		1,581	290
Other (Income) Expense, net	(7)	(51)		(27)	(63)

Income (Loss) Before Income Taxes	882	(467)		702	(187)
Provision (Benefit) for Income Taxes	139	(174)		90	(76)

Net Income (Loss)	$743	$(293)		$612	$(111)

Net income (loss) per share:
Basic	$0.12	$(0.05)		$0.10	$(0.02)
Diluted	$0.12	$(0.05	)(1)	$0.10	$(0.02	)(1)

Other Income Statement Data:
Depreciation	$749	$393		$1,498	$786
Commission Expense	$256	$193		$478	$391
Earnings Before Interest, Income Taxes, Depreciation and Amortization (EBITDA)	$2,339	$169		$3,781	$889

Operating Data:
Total Tons Shipped	12,816	8,756		23,977	17,974
Net Selling Price per Ton	$1,445	$1,562		$1,466	$1,545
Total Paper Cost per Ton Consumed	$735	$862		$756	$865
Total Paper Cost	$9,418	$7,549		$18,115	$15,540

Cash Flow Data:
Cash Flow Provided by (Used in):
Operating Activities	$979	$1,260		$1,909	$1,297
Investing Activities	$1,357	$(6,329)		$1,280	$(15,105)
Financing Activities	$(2,335)	$5,070		$(3,188)	$13,435
Balance Sheet Data:

	As of
	June 30,	December 31,
	2007	2006
Working Capital	$4,142	$5,025
Net Property, Plant and Equipment	$56,761	$58,039
Total Assets	$69,341	$71,028
Long-Term Debt, net of current portion	$28,559	$31,575
Total Stockholders’ Equity	$25,485	$24,704

(1)	Due to net loss, warrant and option shares are anti-dilutive, thus not considered.